Exhibit 99.3

Summary of BSA Plan

Similar to share options, non-employee warrants, or BSAs, entitle a holder to exercise the warrant for the underlying vested shares at an exercise price per share determined by our board of directors and at least equal to the fair market value of an ordinary share on the date of grant. In addition to any exercise price payable by a holder upon the exercise of any non-employee warrant, non-employee warrants need to be subscribed for at a price at least equal to five percent (5%) of the exercise price of the underlying ordinary shares, which subscription price is meant to reflect at least the fair market value of the applicable warrants on the date of grant. There is no legal limitation to the size of the non-employee warrant pool.

Administration. Pursuant to delegations granted at our annual shareholders’ meeting, our board of directors determines the recipients, dates of grant and exercise price of non-employee warrants, the number of non-employee warrants to be granted and the terms and conditions of the non-employee warrants, including the period of their exercisability and their vesting schedule. The board of directors has the authority to extend the post-termination exercise period of non-employee warrants after the end of the term of office.

Non-Employee Warrants. Our non-employee warrants are generally granted subject to a vesting schedule providing for either: (1) 1/24th at the expiration of each month following the date of grant, subject to continued service, if granted to the advisory board members, or (2) 1/3 to be vested on the date of grant and 1/3 to vest each year following the date of appointment of the relevant director, if granted to the independent directors, in both cases subject to continued service. The term of non-employee warrants is ten years from the date of grant or, in the case of death or disability of the beneficiary during such ten-year period, six months from the death or disability of the beneficiary. Unless a longer period is specified in the notice of grant or otherwise resolved by the board of directors, a non-employee warrant shall remain exercisable for one month following a beneficiary’s termination with the Company.

Non-employee warrants may be transferred to any person and may be exercised by their holder at any time subject to vesting and any other grant conditions, as applicable.

Change in Control. Most of our non-employee warrants provide that in the event of a change in control, as defined in the relevant grant documents, unvested warrants will automatically vest in full.

Initial Public Offering. Certain non-employee warrants granted by us will become immediately exercisable upon completion of our initial public offering.